

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2013

Via E-mail
Sarkis Tsaoussian
President/Chief Executive Officer
Dynamic Nutra Enterprises Holdings Inc.
3500 West Olive Avenue
Suite 810
Burbank, CA 91505

> **Re: Dynamic Nutra Enterprises Holdings Inc.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed November 18, 2013**
> **File No. 333-176587**

Dear Mr. Tsaoussian:

We have limited our review of your filing to the issues addressed in the following comments.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Proposal [II] Amendment to Our Articles of Incorporation to Increase the Authorized Capital of the Corporation, page 5

1. You state that you do not have "any current definitive or executed agreements regarding further proposals and arrangements to issue" the additional shares authorized in Proposal II. Please disclose whether you currently have, or do not have, any specific plans, arrangements, understandings, etc. with respect to this potential increased number of authorized shares available for issuance. If so, please disclose all material information.

Proposal III Grant Authority to the Board of Directors to Conduct up to a One for Ten Share Reverse Stock Split of the Company's Common Stock, page 9

2. You state that as a result of the proposed reverse stock split, you will have more authorized shares available for issuance. Please disclose whether you currently have, or do not have, any specific plans, arrangements, understandings, etc. with respect to this

potential increased number of authorized shares available for issuance. If so, please disclose all material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Diane Dalmy